September 2010 Pricing Sheet dated September 24, 2010 relating to Preliminary Pricing Supplement No. 520 dated September 10, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due September 29, 2022
PRICING TERMS – SEPTEMBER 24, 2010
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$270,000,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Pricing date:	September 24, 2010
Original issue date:	September 29, 2010 (3 business days after the pricing date)
Maturity date:	September 29, 2022
Interest rate:	Year 1: 7.50% per annum
Years 2 through 12: A contingent coupon of 7.50% per annum is paid quarterly only if the closing value of the underlying index is above the barrier level on the related observation date.

If on any observation date, the closing value of the underlying index is less than or equal to the barrier level, we will pay no coupon for the applicable interest period.  It is possible that the underlying index could remain at or below the barrier level for extended periods of time or even throughout the period from the second year following the original issue date until maturity so that you will receive no contingent quarterly coupons.

Barrier level:	750
Interest payment dates:	Each March 29, June 29, September 29 and December 29, beginning December 29, 2010
Observation dates:	The third business day preceding each interest payment date, beginning with the December 29, 2011 interest payment date
Redemption:
Beginning on September 29, 2013, we will have the right to redeem all of the notes on any quarterly redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any.  If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Redemption dates:	Each March 29, June 29, September 29 and December 29, beginning September 29, 2013
Payment at maturity:	At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	617482NL4
ISIN:	US617482NL40
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See
“Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$22.50	$977.50
Total	$270,000,000	$6,075,000	$263,925,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each note they sell. For additional information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 520 dated September 10, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.